CONSOL Energy, Inc.

1800 Washington Road

Pittsburgh, PA 15241-1405

January 13, 2006

Ms. Jill S. Davis

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 7010

Washington, D. C. 20549

RE:	CONSOL Energy Inc.

Form 10-K for Fiscal Year Ended December 31, 2004-File February 28, 2005

Form 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005-Filed May 2, 2005, August 3, 2005 and November 7, 2005

File No. 1-14901

Dear Ms. Davis:

This letter sets forth the responses of CONSOL Energy Inc. (the “Company” or “we” or “our”) to the comments of the staff of the
U. S. Securities and Exchange Commission (the “Commission”) contained in your letter dated December 27, 2005. The Company’s responses set forth below correspond to the comments as numbered in the staff’s letter. Due to our responses demonstrating enhanced disclosure in footnotes and the Company filing our Annual Report on Form 10-K before March 16, 2005, the Company respectfully requests the suggested changes be reported on a prospective basis.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Statement of Cash Flows, page 87

1.	Please remove the subtotal included in your operating cash flows, as this measure is not contemplated by SFAS 95.

Company Response:

This subtotal will be removed from future filings.

2.	We note in fiscal year 2004 the gain recognized exceeds the proceeds received from the sale of assets. Based on note 24 it is unclear what non-cash consideration was exchanged in computing the gain. Please expand your disclosure to clarify the non-cash portion of your asset sale transactions.

CONSOL Energy Inc. Response to SEC Comment Letter

January 13, 2006

Company Response:

The following revision to Note 24 under the Sale of Australian Assets will be made to future filings.

Note received from CNX Australia Pty Limited sale	$16,500
Change in Assets (other than note receivable)	$12,602
Change in Liabilities	$29,102

Note 1 – Significant Accounting Policies, page 90

3.	Please expand your disclosure to indicate how you evaluate and assess your equity investees for impairment.

Company Response:

The following revision to Note 1, Impairment of Long-lived Assets will be incorporated in future filings.

Impairment of long-lived assets is recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying value. The carrying value of the assets is then reduced to their estimated fair value which is usually measured based on an estimate of future discounted cash flows. Impairment of equity investments is recorded when indicators of impairment are present and the estimated fair value of the investment is less than the assets’ carrying value.

Property, Plant and Equipment, page 91

4.	We note you have defined development costs, as costs to attain production. Please expand your disclosure to clarify the nature of these costs and whether post production stripping costs are included in development costs. To the extent, if any, post production stripping costs are included in development costs please quantify those costs and demonstrate why it is appropriate to capitalize these costs. Please provide references to the authoritative literature supporting your conclusion. If they are not capitalized as a development cost, please clarify your accounting policy.

Company Response:

CONSOL Energy’s capitalized development costs disclosed in Footnote 13-Property, Plant and Equipment are all related to underground mine development. The following revisions to Note 1, 1st paragraph under Property, Plant and Equipment will be incorporated in future filings.

CONSOL Energy Inc. Response to SEC Comment Letter

January 13, 2006

Costs of developing new underground mines and certain underground mine expansion projects are capitalized. Underground development costs, which are costs incurred to make the mineral physically accessible, include costs to prepare property for shafts, driving main entries for ventilation, haulage, personnel, etc, construction of air shafts, roof protection and other facilities. Costs of developing new surface mines are capitalized. Surface mine development costs include construction costs for entry roads, drilling, blasting and removal of overburden in developing the first cut for mountain stripping or box cuts of surface stripping. Stripping costs incurred during the production phase of a mine are expensed as incurred.

5.	We note your capitalization policy indicates that development costs are capitalized when the majority of production comes from development activities versus normal operating activities. Please expand your disclosure to describe and define development activities and normal operating activities. Compare and contrast development activities with normal operating activities and provide a clear description of what criteria you use to identify the point of transition from development stage to production stage. We may have further comment.

Company Response:

Development costs are incurred after the exploratory period is completed and the coal reserve is proved to be commercially feasible to mine and a decision has been made to develop a mine. The purpose of incurring development cost is to attain commercial levels of production. Development costs apply to specific coal reserves and thus provide future benefits for this specific coal. A proper matching of costs and revenues requires that such costs be capitalized and amortized against production. For underground mines, which comprise the majority of CONSOL Energy’s mining business, the costs connected with sinking the mine shaft, cutting ventilation shafts and preparing the main tunnels and entry ways represent development activities. The completion of the development phase and the beginning of the production phase takes place when preparation of the mine for economic extraction is substantially complete. Coal extracted during the development phase is incidental to the mine’s production capacity and is not considered to shift the mine into the production phase.

For underground mines, normal activities during the production phase include running of mining equipment in a previously developed section of the mine, preparation of reserves to advance operations and cost of additional mine infrastructure required to advance operations.

The additional disclosures provided to Comment 8 will be incorporated in future filings.

CONSOL Energy Inc. Response to SEC Comment Letter

January 13, 2006

6.	We note that you use the units of production method to amortize mine development costs. Expand your disclosure to clarify when a unit is considered to be produced to trigger recording depreciation, depletion and amortization expense.

Company Response:

See additional disclosures added in response to Comment 8.

7.	We note that you amortize development costs over the estimated proven and probable reserves. Please address the following:

•	Expand your disclosure to clarify whether the proven and probable reserves used to amortize development costs are total mine reserves or reserves pooled within the immediate and relevant vicinity of the development costs benefiting the extraction of those reserve pools.

•	In the event you amortize development costs based on allocated reserve pools, expand your disclosure to describe your method for allocating reserves to development cost pools.

•	In the event you amortize development costs based on total mine reserves, please demonstrate how all your development costs equally benefit the removal of all reserves, if that is your view.

Company Response:

Development cost amortization rates are developed using proven and probable coal reserves assigned to a specific mine. The tonnage assignments by mine are based on the tons contained in the mine plan to be extracted by the specific mining location. All the assigned proven and probable coal reserves at the mine benefit from the initial development of the mine site. All of these reserve tons are transported through the developed area of the mine to reach the surface. Coal reserves located adjacent to the mining area that are not included in the mine plan are excluded from the coal reserve tons assigned to the mine. There is no plan to transport these reserve tons through the developed area of the mine. Because these tons are not benefited from the development work they are not included in the reserves used to calculate the unit-of-production rate.

See additional disclosures noted in response to Comment 8.

8.	We note your disclosure indicating amortization rates are revised whenever there is an indication of the need for revision, but as least once a year. Please expand your disclosure to indicate what indicators cause you to revise your estimates. Please clarify whether you believe disclosures required by paragraph 33 of APB 20 would or would not apply.

CONSOL Energy Inc. Response to SEC Comment Letter

January 13, 2006

Company Response:

The following disclosures will be incorporated in future filings. (In response to comment 5,6,7 and 8)

Coal reserves are amortized using the units-of-production method over all estimated proven and probable reserve tons assigned to the mine. Rates are updated when revisions to coal reserve estimates are made. Coal reserve estimates are reviewed when events and circumstances indicate a reserve change is needed, or at a minimum once a year. Amortization of coal interests begins when the coal reserve is produced. At an underground mine, a ton is considered produced once it reaches the surface area of the mine. Any material income effect from changes in estimates is disclosed in the period the change occurs.

Amortization of capitalized mine development associated with a coal reserve is computed on a units-of-production basis as the coal is produced so that each ton of coal is assigned a portion of the unamortized costs. We employ this method to match costs with the related revenues realized in a particular period. This cost amortization method further meets the criteria of being systematic and rational. Rates are updated when revisions to coal reserve estimates are made. Coal reserve estimates are reviewed when information becomes available that indicates a reserve change is needed, or at a minimum once a year. Amortization of development cost begins when the development phase is complete and the production phase begins. At an underground mine, the end of the development phase and the beginning of the production phase takes place when construction of the mine for economic extraction is substantially complete. Coal extracted during the development phase is incidental to the mine’s production capacity and is not considered to shift the mine into the production phase. Any material income effect from changes in estimates is disclosed in the period the change occurs.

Workers’ Compensation, page 93

9.	We note that your change in method of accounting for workers’ compensation in fiscal year 2004 from an undiscounted method to a discount method. Your disclosures indicate that change was justified because the application of a discount rate is used in recognition of your other long-term employee benefit obligations, and this method is more comparable to methods used by other industry peers. Please tell us and expand your disclosure to indicate, if true, that the new method represents an improved method of measuring business operations and explain why you hold that view.

Company Response:

Since amounts to be paid for Workers’ Compensation depend on certain future events, it is necessary to make estimates or assumptions about those future events. The Financial Accounting Standards Board (FASB) concluded in Financial Accounting Standards (FAS) 87, “Employers’ Accounting for Pensions”, and FAS 106,

CONSOL Energy Inc. Response to SEC Comment Letter

January 13, 2006

“Employers’ Accounting for Postretirement Benefits Other than Pensions”, that the actuarial present value method is the preferred method of estimating future events that will ultimately influence the amounts of benefits paid. The FASB concluded that the actuarial approach is more explicit in its methodology, which should lead to better estimates of the liability and related periodic costs. FAS 112, “Employers’ Accounting for Postemployment Benefits,” which governs the accounting for workers’ compensation (paragraph 1), encourages employers to refer to the measurement guidance of FAS 87 and FAS 106 in order to comply with the requirements of FAS 112 (paragraph 23). We believe that the changes to the actuarial present value method of calculating workers’ compensation liability and periodic cost will enhance our financial reporting by providing information that is more understandable, more reliable, more relevant, and more comparable than amounts previously computed.

The following clarification will be incorporated into future filings.

CONSOL Energy believes the actuarial approach is more explicit in its methodology, which should lead to better estimates of the liability and related periodic costs. The change is also preferable because it aligns the accounting with its other long-term employee benefit obligations, which are recorded on a discounted basis. Additionally, it provides a better comparison with CONSOL Energy’s industry peers, the majority of which record the workers’ compensation liability on a discounted basis.

Royalty Recognition, page 94

10.	Please clarify whether you receive advance royalty payments and describe how the associated revenue is recognized. Compare and contrast the terms under your royalty/lease agreements, if any, associated with advance royalties received with revenue recognition principles provided under SAB Topic 13.A.

Company Response:

For CONSOL Energy to receive an advance royalty fee, a contract has been signed which leases coal controlled by CONSOL Energy to a third party. Advance royalty payments must be made by the third party whether the tons are mined or not mined. The advance royalty payments will not be refunded for any reason. CONSOL Energy receives, on average, approximately $1 million dollars a year in advance royalty payments from third parties. These receipts are recognized as revenue in accordance with SAB Topic 13.A. SAB Topic 13.A. states that revenue generally is realized or realizable and earned when all of the following criteria are met:

•	persuasive evidence of an arrangement exists-signed contracts which state the terms and conditions of each deal are in place,

•	delivery has occurred or services have been rendered-CONSOL Energy has given the right to extract the coal reserve to the third party via the signed royalty agreement. No additional services or deliverables are required to be completed by CONSOL Energy. Contracts do not grant third parties a right to

CONSOL Energy Inc. Response to SEC Comment Letter

January 13, 2006

receive refunds. In general, contracts state that “Lessee shall have no right to seek reimbursement from Lessor for any advance minimum royalty paid to Lessor pursuant to this Lease”,

•	the seller’s price to the buyer is fixed or determinable-royalty agreements specify the amount of annual, non-refundable payments that are due,

•	collectibility is reasonably assured-cash has been received.

Note 13 Property, Plant and Equipment, page 106

11.	We note your disclosure indicating that you accelerated depreciation and amortization related to several mines that had been on long-term idle status in fiscal year 2004. Regarding these mines, please provide us with a schedule summarizing by mine, for all periods presented, the capitalized costs and year(s) the mines were idle. Confirm to us the existence of plans related to these mines previous to fiscal year 2004 and up to the date you determined acceleration of deprecation. Additionally, please submit to us your impairment analysis for each mine to which you are referring and compare and contrast, for each mine, the changes in facts and circumstances from previous periods in which the mines where idle which provided the basis for management’s conclusion to accelerate amortization and depreciation in 2004 rather than an earlier period.

Company Response:

Schedule of facilities impacted by shortened useful life adjustment and year of idling is attached (values at 12/31/04, 12/31/03 and 12/31/02 provided) as requested.

From time to time, CONSOL Energy temporarily shuts down certain mining locations due primarily to market conditions. Generally, tangible assets have useful lives that are shorter than the estimated life of coal production from particular reserves. These types of tangible assets are depreciated using the straight line method because time not usage generally caused the decline in their economic usefulness. To the extent there are tangible assets associated with idled mines, depreciation continues to be recorded based upon management’s best estimate of the remaining useful lives assuming intended maintenance plans. Depreciation on idled assets is in accordance with paragraph 28 of FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which states “a long-lived asset that has been temporarily idled shall not be accounted for as if abandoned.” When events and circumstances change, CONSOL Energy reviews the lives of tangible property at idled locations.

In the 2004 annual period, several events and circumstances changed which caused management to commit to a plan to abandon several long-lived assets before the end of their previously estimated useful lives. Specific events and circumstances include the following.

•	Rend Lake Mine was temporarily shut down in 2002 due to market conditions in the area. Throughout 2003 and 2004, CONSOL Energy’s marketing personnel

CONSOL Energy Inc. Response to SEC Comment Letter

January 13, 2006

negotiated with potential customers to achieve sales agreements which would support reactivation of the mine. In 2004, after unsuccessful negotiations, CONSOL Energy management decided to postpone the start up of the mine indefinitely and abandon maintenance of tangible facilities, other than coal reserves. The determination to abandon these facilities was deemed appropriate because the remaining estimated useful lives of the facilities did not extend to the earliest contemplated reactivation of the mine. Based on these changes in facts and circumstances, estimated useful lives of assets were adjusted accordingly.

•	Nailler Mine plan was reviewed during the 2004 planning process. CONSOL Management reviewed the status of mine advancement at currently active mines which have coal reserves adjacent to these reserves. After this review, it was determined that it would be more economical for Nailler Mine coal reserves to be accessed through the adjacent coal reserves being extracted by Loveridge Mine or Robinson Run Mine. These two mines are currently active and have completed, or are in the process of completing expansion projects to allow mine advancement beyond previously determined boundaries. Accordingly, management committed to a mine plan that did not require the use of substantially all of the tangible assets in place at Nailler mine. Based on this management decision, the estimated useful lives of the tangible assets were reviewed and adjusted accordingly.

•	O’Donnell Mine plan was reviewed during the 2004 planning process. CONSOL Management reviewed the status of mine advancement at currently active mines which have coal reserves adjacent to these reserves. After this review, it was determined that it would be more economical for O’Donnell Mine coal reserves to be accessed through the adjacent coal reserves being extracted by Loveridge Mine. This mine is currently active and has done, or is in process of several expansion projects to allow mine advancement beyond previously determined boundaries. Accordingly, management committed to a mine plan that did not require the use of substantially all of the tangible assets in place at O’Donnell Mine. Based on this management decision, the estimated useful lives of the tangible assets were reviewed and adjusted accordingly.

•	Equipment not physically associated with the coal reserves is depreciated separately based on the estimated useful life of the equipment. This is predicated on the fact that the equipment can be transferred and utilized at other facilities. The economic useful life of the equipment has no relationship to the economic useful life of the coal reserve with which it happens to be associated. Asset values remaining at Dilworth Mine in 2002 were related to equipment that was brought to the surface upon the closing of the mine due to the exhaustion of economically recoverable reserves. The equipment removed from Dilworth Mine was held pending identification of other sites that could utilize the equipment. This identification process and relocation of equipment took place throughout 2003 and 2004. Equipment, which consisted of longwall face conveyors and pumps, with a net book value of approximately $1.0 million was identified to be transferred and utilized at our Robinson Run Mine. Subsequently, management reviewed Robinson Run Mine equipment needs

CONSOL Energy Inc. Response to SEC Comment Letter

January 13, 2006

and determined that this location needed a new longwall mining system to meet productivity needs. Dilworth shields were reevaluated to determine if any other location could utilize this equipment. No location was identified. Based on this management decision, this asset was abandoned and the estimated useful life was adjusted accordingly.

Based on these facts and circumstances CONSOL Energy believes the accounting treatment was in accordance with paragraph 28 of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets. Paragraph 28 states that “a long-lived asset to be abandoned is disposed of when it ceases to be used. If an entity commits to a plan to abandon a long-lived asset before the end of its previously estimated useful life, depreciation estimates shall be revised in accordance with Opinion 20 to reflect the use of the asset over its shortened useful life (refer to paragraph 9). A long-lived asset that has been temporarily idled shall not be accounted for as if abandoned.”

Note 28, Commitments and Contingent Liabilities, page 124

12.	Where appropriate please modify your disclosure to include assessments of the likelihood of loss and obligations that are consistent with the terms used in paragraph 3 of SFAS 5. (Note 28)

Company Response:

The following sentence will be added to future filings.

Liabilities are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

Note 32, Supplemental Gas Data, page 140

13.	We were unable to locate your disclosure of costs incurred required by paragraphs 21 to 23 of SFAS 69.

Company Response:

Although CONSOL Energy believes the costs required to be disclosed in paragraph 21 to 23 of SFAS 69 are immaterial, the following disclosure will be added to Note 32-Supplemental Gas Data in future filings.

CONSOL Energy Inc. Response to SEC Comment Letter

January 13, 2006

Costs incurred for property acquisition, exploration and development:

	For the Twelve Months Ended December 31,
	2004		2003		2002
	Consolidated Operations	Equity Affiliates	Consolidated Operations	Equity Affiliates	Consolidated Operations	Equity Affiliates
Property acquisitions	$4,190	$111	$7,640	$187	$4,660	$2,018
Development	77,478	—	77,801	—	49,869	—
Exploration	5,596	2,902	5,997	4,661	9,159	7,302

Total	$87,264	$3,013	$91,438	$4,848	$63,688	$9,320

Based upon the responses provided and the incorporation of certain additional disclosure items in our upcoming Annual Report on Form 10-K to be filed with the Commission before March 16, 2006, I believe the Company has satisfied the staff’s request.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (412) 831-4550. My fax number is (412) 831-4930.

Very truly yours,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and
Chief Financial Officer

Analysis of Selected Tangible Asset Book Value

(Excludes Coal Reserve Values)

As of December 31, 2004, 2003 and 2002

(000’s Omitted)

	2004 Accelerated Depreciation Depletion Expense	Tangible Asset Net Book Value			Year Idled
		2004	2003	2002
REND LAKE
Rend Lake		$2,940	$11,838	$23,703
Rend Lake - Airshafts		2,794	3,331	3,825
Rend Lake Prep Plant		1,114	13,686	16,634

	$15,552	6,848	28,855	44,162	2002

NAILLER
Nailler		163	3,145	3,834
Nailler #79 Prep			3,770	4,733
Nailler - Airshafts			3,214	3,670

	7,954	163	10,129	12,237	1986

O’DONNELL
O’Donnell		—	4,428	5,254
O’Donnell - Airshafts		—	925	1,048

	4,394	—	5,353	6,302	1986

DILWORTH
Dilworth	1,030	281	4,402	9,026	2002

VARIOUS OTHER LOCATIONS
Various Other Locations	3,305	270	4,301	5,256	1998-2002

TOTAL OF ALL LOCATIONS	$32,235	$7,562	$53,040	$76,983

Note: Book Value remaining at December 31, 2004 represents assets such as pump houses and equipment, parts which will be removed and used at other locations or airshafts which will be used to ventilate coal reserves when mining commences.